UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: July 25, 2006

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Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

July 25, 2006

MANIA AND CAMTEK SIGN OEM PLOTTER AGREEMENT

MIGDAL HA’EMEK, Israel, July 25, 2006 – Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) and Mania Technologie AG of Riedelbach, Germany, announced today that the two companies have signed an OEM agreement under which Camtek will offer film plotters for photo tools, based on Mania’s SilverWriter and Calibr8tor technologies, under its own FinePlot™ brand.

Yankee Yavor, VP of PCB and HDI-S inspection products at Camtek, commented: “In line with our approach of providing complete solutions, we realized the need to complement our extensive line of AOI systems with world-class film plotters. We are pleased to have reached this agreement with Mania, a renowned provider of plotter technology. This agreement enables us to offer and support these successful plotters as an integral part of our product portfolio.

Mr. Yavor added: “Mania and Camtek have been working together for several years as we have been using Mania’s UCAM software in a peripheral tool to our AOI systems.”

Karel Tavernier, Head of Mania Technologie’s Imaging Business Unit, continues: “Our agreement with Camtek opens up a new channel to give our customers more choice. Camtek is well-established in the PCB and HDI markets with a strong presence in major fabricators. This agreement will give Mania’s field-proven plotting technologies immediate exposure to important new customers. In addition, we expect to benefit from certain aspects of Camtek’s experience in configuring our plotters to the specific needs of their customers.”

About Camtek Ltd.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

About Mania Technologie AG.

MANIA Technologie is a global leader in the development and supply of equipment and outsourcing services to the printed circuit board industry. Mania’s equipment portfolio includes electrical testers, drilling machines, optical inspection (AOI), photoplotters and CAM software. The company has an extensive network of offices around the world offering real-time local support and advice to our customers. This press release is available at www.maniagroup.com.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

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CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-905-0776	Fax: +972 544 246720	kenny@gkir.com
ronitd@camtek.co.il		ehud@gkir.com

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